UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 22, 2021

Commission File Number: 001-14846

ANGLOGOLD ASHANTI LIMITED

(Translation of registrant’s name into English)

112 Oxford Road

Houghton Estate

Johannesburg, 2198

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference into their respective Registration Statements Nos. 333-230651 and 333-230651-01.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.1	Underwriting Agreement, dated October 19, 2021, by and among AngloGold Ashanti Holdings plc as issuer, AngloGold Ashanti Limited as guarantor, and Barclays Bank PLC, BNP Paribas, BofA Securities, Inc., J.P. Morgan Securities plc, Australia and New Zealand Banking Group Limited, BMO Capital Markets Corp., CIBC World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Goldman Sachs International, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Standard Chartered Bank and Westpac Banking Corporation as underwriters.

Exhibit 4.1	Officers’ Certificate pursuant to Section 301 of the Indenture.

Exhibit 5.1	Opinion of Cravath, Swaine & Moore LLP.

Exhibit 5.2	Opinion of ENSafrica (Edward Nathan Sonnenbergs Inc.).

Exhibit 5.3	Opinion of Cains Advocates Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 22, 2021.

AngloGold Ashanti Limited

By:	/s/ MML Mokoka
Name: MML Mokoka
Title: Company Secretary